Exhibit 21.1
NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION
TriQuint, Inc.	Florida

TriQuint TFR, Inc.	Oregon

TriQuint Semiconductor GmbH	Germany

TriQuint S.R.L.	Costa Rica

TriQuint Asia, Inc.	Delaware

TriQuint Asia LLC	Singapore

TriQuint International Ptd. Ltd. Singapore	Singapore

TriQuint Semiconductor Malaysia SDN BHD	Malaysia

TriQuint Japan YK	Japan

TriQuint Semiconductor (Shanghai) Ltd	China

TriQuint (Shanghai) Trading Co Ltd.	China

TriQuint Semiconductor Texas, LLC	Texas

TriQuint Sales and Design, Inc.	Delaware

TriQuint Europe Holding Company	Delaware

TriQuint WJ, Inc	Delaware

WJ Newco LLC	Delaware

TriQuint CW, Inc.	California